U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 10-SB

                   General Form for Registration of Securities
                            of Small Business Issuers

                          Under Section 12(b) or (g) of
                       the Securities Exchange Act of 1934

                          FIGHTON SUCCESSION CORPORATION
                          ----------------------------
                         (Name of Small Business Issuer)

         California                                    33-0897453
         ----------                                    ----------
(State or Other Jurisdiction of           I.R.S. Employer Identification Number
Incorporation or Organization)

         19900 MacArthur Boulevard, Suite 660, Irvine, California 92612
--------------------------------------------------------------------------------
           (Address of Principal Executive Offices including Zip Code)

                                 (949) 851-9800
                                 --------------
                           (Issuer's Telephone Number)

Securities to be Registered Under Section 12(b) of the Act:     None

Securities to be Registered Under Section 12(g) of the Act:     Common Stock
                                                                No Par Value
                                                                (Title of Class)


                                     PART I

ITEM 1.  BUSINESS.

         Fighton Succession Corporation (the "Company") was incorporated under the laws of the State of California on February 17, 2000. The Company was formed to engage in any lawful corporate undertaking, including, without limitation, mergers and acquisitions, which meet the Company's selected criteria. The
Company has been in the developmental stage since inception and has no operations to date other than issuing shares to its original shareholder.

         The Company will attempt to locate and negotiate with a business entity for the combination of that target company with the Company. The combination will normally take the form of a merger, stock-for-stock exchange or stock-for-assets exchange. In most instances the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended.

         No assurances can be given that the Company will be successful in locating or negotiating with any target company.


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         The  Company  has been  formed  to  provide a method  for a foreign  or domestic private company to become a reporting ("public") company with a class of registered securities.

ASPECTS OF A REPORTING COMPANY

         There are certain perceived benefits to being a reporting company. These are commonly thought to include the following:

                  *        increased visibility in the financial community;
                  * provision of information required under Rule 144 for trading of eligible securities;
                  *        compliance   with  a  requirement  for  admission  to
                           quotation on the OTC Bulletin Board maintained by Nasdaq or on the Nasdaq Small Cap Market;
                  *        the   facilitation   of  borrowing   from   financial
                           institutions;
                  *        improved trading efficiency; * shareholder liquidity;
                  *        greater ease in subsequently raising of capital;
                  * compensation of key employees through stock options for which there may be a market valuation;
                  *        enhanced corporate image.

         There are also certain perceived disadvantages to being a reporting company. These are commonly thought to include the following:

                  *        requirement for audited financial statements;
                  *        required publication of corporate information;
                  *        required  filings of periodic  and  episodic  reports
                           with the Securities and Exchange Commission;
                  *        increased rules and regulations governing management,
                           corporate activities and shareholder relations.

COMPARISON WITH INITIAL PUBLIC OFFERING

         Certain  private  companies  may  find  a  business   combination  more
attractive than an initial public offering of their securities. Reasons for this may include the following:

                  *        inability to obtain  underwriter;
                  *        possible  larger costs,fees and expenses;
                  *        possible  delays in the public  offering process;
                  *        greater dilution of their outstanding securities.

         Certain  private  companies  may  find  a  business   combination  less
attractive than an initial public offering of their securities. Reasons for this may include the following:

                  * no investment capital raised through a business combination;
                  *        no underwriter support of after-market trading.



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POTENTIAL TARGET COMPANIES

         A business entity, if any, which may be interested in a business combination with the Company may include the following:

                  *        a company  for which a primary  purpose  of  becoming
                           public is the use of its securities for the acquisition of assets or businesses;
                  * a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;
                  * a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;
                  * a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;
                  * a foreign company which may wish an initial entry into the United States securities market;
                  *        a  special  situation  company,  such  as  a  company
                           seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;
                  * a company seeking one or more of the other perceived benefits of becoming a public company.

         A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target company of its own management and board of directors.

         No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

         The proposed business activities described herein classify the Company as a "blank check" company. The Securities and Exchange Commission and certain states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. The Company will not issue or sell additional shares or take any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan and it is no longer classified as a blank check company. The sole shareholder of the Company has executed and delivered an agreement affirming that it will not sell or otherwise transfer its shares except in connection with or following a business combination.

         The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934. The Company will continue to file all reports required of it under the Exchange Act until a business combination has occurred. A business combination will normally result in a change in control and management of the Company. Since a benefit of a business combination with the Company would normally be considered its status as a reporting company, it is anticipated that the Company will continue to file reports under the Exchange Act following a business combination. No assurance can be given that this will occur or, if it does, for how long.

         Patrick R. Boyd, the Secretary, Chief Financial Officer and Director and Tim T. Chang, the Chief Executive Officer and Director are the only officers and directors of the Company and the controlling shareholders of the Company's sole shareholder, BAC Consulting Corporation. The Company has no employees nor are there any other persons than Mr. Boyd and Mr. Chang, who may not devote any

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of their time to its affairs. Mr. Boyd and Mr. Chang will not begin any services on behalf of the Company until after the effective date of the registration statement. All references herein to management of the Company are to Mr. Boyd and Mr. Chang. The inability at any time of Mr. Boyd and Mr. Chang to devote sufficient attention to the Company could have a material adverse impact on its operations.

GLOSSARY

"Blank Check" Company      As  used  herein,   a  "blank  check"  company  is  a
                           development   stage  company  that  has  no  specific
                           business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Business  Combination      Normally  a  merger,   stock-for-stock   exchange  or
                           stock-for-assets  exchange  between a target  company
                           and  the  Registrant  or  the   shareholders  of  the
                           Registrant.

The  Company  or           The corporation  whose common stock is the subject of
the Registrant             this Registration Statement.

Exchange Act               The Securities Exchange Act of 1934, as amended.

Securities Act             The Securities Act of 1933, as amended.

RISK FACTORS

         The Company's business is subject to numerous risk factors, including the following:

         THE COMPANY HAS NO OPERATING HISTORY NOR REVENUE AND MINIMAL ASSETS
AND OPERATES AT A LOSS. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company has operated at a loss to date and will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. See PART F/S:"FINANCIAL STATEMENTS". BAC Consulting Corporation has agreed to pay all expenses incurred by the Company until a business combination without repayment by the Company. BAC Consulting Corporation is the sole shareholder of the Company. There is no assurance that the Company will ever be profitable.

         THE COMPANY HAS ONLY TWO DIRECTORS AND OFFICERS. The Company's Chief Executive Officer is Tim T. Chang, who is also one of the directors and a controlling shareholder of its sole shareholder. Patrick R. Boyd is the
Company's Secretary, Chief Financial Officer, the only other Director and a controlling shareholder of the Company's sole shareholder. Because management consists of only two persons, the Company does not benefit from multiple judgments that a greater number of directors or officers would provide and the Company will rely completely on the judgment of its two officers and directors when selecting a target company. Mr. Boyd and Mr. Chang anticipate devoting only a limited amount of time per month to the business of the Company and does not anticipate commencing any services until after the effective date of the registration statement. Mr. Boyd and Mr. Chang have not entered into a written employment agreement with the Company and they are not expected to do so. The Company has not obtained key man life insurance on Mr. Boyd or Mr. Chang. The loss of the services of Mr. Boyd and Mr. Chang would adversely affect
development  of  the  Company's   business  and  its  likelihood  of  continuing
operations.


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         CONFLICTS  OF  INTEREST.  Mr.  Chang,  the  Company's  Chief  Executive
Officer, and Mr. Boyd, the Company's Secretary and Chief Financial Officer, participate in other business ventures which may compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future. The Company has adopted a policy that it will not enter into a business combination with any entity in which any member of management serves as an officer, director or partner, or in which such person or such person's affiliates or associates hold any ownership interest. The terms of business combination may include such terms as Mr. Boyd and Mr. Chang remaining directors or officers of the Company. The terms of a business combination may provide for a payment by cash or otherwise to BAC Consulting Corporation for the purchase or retirement of all or part of its common stock of the Company by a target company or for services rendered incident to or following a business combination. Mr. Boyd and Mr. Chang would directly benefit from such employment or payment. Such benefits may influence Mr. Boyd and Mr. Chang's choice of a target company. The Articles of Incorporation of the Company provide that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--Conflicts of Interest."

         THE PROPOSED OPERATIONS OF THE COMPANY ARE SPECULATIVE. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While business combinations with entities having established operating histories are preferred, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. The decision to enter into a business combination will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if the Company had more funds available to it, would be desirable. In the event the Company completes a business combination the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control. There is no assurance that the Company can identify a target company and consummate a business combination.

         PURCHASE OF PENNY STOCKS CAN BE RISKY. In the event that a public market develops for the Company's securities following a business combination, such securities may be classified as a penny stock depending upon their market price and the manner in which they are traded. The Securities and Exchange Commission has adopted Rule15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share whose securities are admitted to quotation but do not trade on the Nasdaq Small Cap Market or on a national securities exchange. For any transaction involving a penny stock, unless exempt, the rules require delivery by the broker of a document to investors stating the risks of investment in penny stocks, the possible lack of liquidity, commissions to be paid, current quotation and investors' rights and remedies, a special suitability inquiry, regular reporting to the investor and other requirements. Prices for penny stocks are often not available and investors are often unable to sell such stock. Thus an investor may lose his investment in a penny stock and consequently should be cautious of any purchase of penny stocks.

         THERE IS A SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which

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may be merger or acquisition target candidates for the Company.  Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

         THERE IS NO AGREEMENT FOR A BUSINESS COMBINATION AND NO MINIMUM REQUIREMENTS FOR BUSINESS COMBINATION. The Company has no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. No particular industry or specific business within an industry has been selected for a target company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company.

         REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company is required to provide certain information about significant acquisitions including audited financial statements of the acquired company. These audited financial statements must be furnished within 75 days following the effective date of a business combination. Obtaining audited financial statements are the economic responsibility of the target company. The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financials may not be available to the Company at the time of effecting a business combination. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity. This risk increases the prospect that a business combination with such a business entity might prove to be an unfavorable one for the Company.

         LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a transaction of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

         REGULATION UNDER INVESTMENT COMPANY ACT. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. Passive investment interests, as used in the Investment Company Act, essentially means investments held by entities which do not provide management or consulting services or are not involved in the business whose securities are held. In such event, the Company would be required to register as an investment company and could be

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expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any
violation   of  such  Act  could   subject  the  Company  to  material   adverse
consequences.

         PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. As a condition of the business combination agreement, BAC Consulting Corporation, the sole shareholder of the Company, may agree to sell or transfer all or a portion of its Company's common stock so to provide the target company with all or majority control. The resulting change in control of the Company will likely result in removal of the present officers and directors of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

         POSSIBLE DILUTION OF VALUE OF SHARES UPON BUSINESS COMBINATION. A business combination normally will involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in such business combination, the per share value of the Company's common stock may increase or decrease, perhaps significantly.

         TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

ITEM 2.           PLAN OF OPERATION

SEARCH FOR TARGET COMPANY

         The Company has entered into an agreement with BAC Consulting Corporation, the sole shareholder of the Company, to supervise the search for target companies as potential candidates for a business combination. The agreement will continue until such time as the Company has effected a business combination. BAC Consulting Corporation, has agreed to pay all expenses of the Company without repayment until such time as a business combination is effected, without repayment. Tim Chnag and Patrick Boyd, the only officers and directors of the Company are the officers, directors and controlling shareholders of BAC Consulting Corporation

         BAC Consulting Corporation may only locate potential target companies for the Company and is not authorized to enter into any agreement with a potential target company binding the Company. The Company's agreement with BAC Consulting Corporation is not exclusive and BAC Consulting Corporation has entered into agreements with other companies similar to the Company on similar terms. BAC Consulting Corporation may provide assistance to target companies incident to and following a business combination, and receive payment for such assistance from target companies.

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         BAC  Consulting  Corporation  owns  5,000,000  shares of the  Company's common stock for which it paid $2,000 or $.0004 per share.

         BAC Consulting Corporation has entered, and anticipates that it will enter, into agreements with other consultants to assist it in locating a target company and may share its stock in the Company with or grant options on such stock to such referring consultants and may make payment to such consultants from its own resources. There is no minimum or maximum amount of stock, options, or cash that BAC Consulting Corporation may grant or pay to such consultants. BAC Consulting Corporation is solely responsible for the costs and expenses of its activities in seeking a potential target company, including any agreements with consultants, and the Company has no obligation to pay any costs incurred or negotiated by BAC Consulting Corporation.

         BAC Consulting Corporation may seek to locate a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more Web sites and similar methods. If BAC Consulting Corporation engages in solicitation, no estimate can be made as to the number of persons who may be contacted or solicited. To date BAC Consulting Corporation has not utilized solicitation and expects to rely on consultants in the business and financial communities for referrals of potential target companies.

         Tim Chang is the Chief Executive Officer of BAC Consulting Corporation and Patrick Boyd is the Secretary and Chief Financial Officer of BAC Consulting Corporation, Messrs. Boyd and Chang are each partners, through their professional corporations, in Boyd & Chang, LLP, an Irvine, California based law firm specializing in corporate finance and securities transactions. Some of these individuals may be interested in utilizing the services of the law firm for their companies or clients in regard to a wide variety of possible securities-related work including mergers, acquisitions, initial public offerings, stock distributions, incorporations, or other activities. It is possible over time that certain of the companies or clients represented by these persons may develop into possible target companies. In addition, BAC Consulting Corporation has contact with many consultants, accountants, attorneys, brokers, investment bankers, businessmen, financial advisors and others who work with businesses which may desire to go public. From time to time such contacts may refer their contacts, clients, acquaintances and others to BAC Consulting Corporation.

MANAGEMENT OF THE COMPANY

         The Company has no full time employees. Tim T. Chang is the Chief Executive Officer of the Company and one of its two directors. Patrick R. Boyd is the Chief Financial Officer, Secretary and one of the two Directors of the Company. Mr. Boyd and Mr. Chang are also the controlling shareholders of BAC Consulting Corporation, the Company's sole shareholder. Mr. Chang and Mr. Boyd, as officers of the Company, have agreed to allocate a limited portion of their time to the activities of the Company after the effective date of the registration statement without compensation. Potential conflicts may arise with respect to the limited time commitment by Mr. Boyd and Mr. Chang and the potential demands of the Company's activities.

         The amount of time spent by Messrs. Chang and Boyd on the activities of the Company is not predictable. Such time may vary widely from an extensive amount when reviewing a target company and effecting a business combination to an essentially quiet time when activities of management focus elsewhere, or some amount in between. It is impossible to predict the amount of time Mr. Boyd and Mr. Chang will actually be required to spend to locate a suitable target

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company.  Mr. Boyd and Mr. Chang  estimate that the business plan of the Company can be implemented by devoting approximately 10 to 25 hours per month over the course of several months but such figure cannot be stated with precision. Mr. Boyd and Mr. Chang do not anticipate performing any services on behalf of the Company until after the effective date of the registration statement.

GENERAL BUSINESS PLAN

         The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See PART F/S, "FINANCIAL STATEMENTS." This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

         The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

         The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a reporting corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

         The Company has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. Management believes, however, the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a reporting company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

         The analysis of new business opportunities will be undertaken by, or under the supervision of, the officer and director of the Company, who is not a professional business analyst. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

         The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of or within 60 days following the due date for filing its Current Report on Form 8-K which is required to be filed with the Securities and Exchange Commission within 15 days following the completion of a business combination. The Company intends to acquire or merge with a company for which audited financial statements are available or for which it believes audited financial statements can be obtained within the required period of time. The Company may reserve the right in the documents for the business combination to void the transaction if the audited financial statements are not timely available or if the audited financial statements provided do not conform to the representations made by the target company.

         The Company will not restrict its search for any specific kind of business entities, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

         Following a business combination the Company may benefit from he services of others in regard to accounting, legal services, under writings and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

         A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

TERMS OF A BUSINESS COMBINATION

         In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. On the consummation of a transaction, it is likely that the present management and shareholders of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officers and directors will, as part of the terms of the business combination, resign and be replaced by one or more new officers and directors.

         It is anticipated that any securities issued in any such business combination would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

         While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a tax-free reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended.

         With respect to negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

         The Company will participate in a business combination only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

         BAC Consulting Corporation will pay all expenses in regard to its search for a suitable target company. The Company does not anticipate expending funds itself for locating a target company. Mr. Boyd and Mr. Chang, the officers and directors of the Company, will provide their services as charge or repayment by the Company after the effective date of the registration statement. The Company will not borrow any funds to make any payments to the Company's management, its affiliates or associates. If BAC Consulting Corporation stops or becomes unable to continue to pay the Company's operating expenses, the Company may not be able to timely make its periodic reports required under the Securities Exchange Act of 1934 nor to continue to search for an acquisition target. In such event, the Company would seek alternative sources of funds or services, primarily through the issuance of its securities.

         The Board of Directors has passed a resolution which contains a policy that the Company will not seek a business combination with any entity in which the Company's officer, director, shareholders or any affiliate or associate serves as an officer or director or holds any ownership interest.

UNDERTAKINGS AND UNDERSTANDINGS REQUIRED OF TARGET COMPANIES

         As part of a business combination agreement, the Company intends to obtain certain representations and warranties from a target company as to its conduct following the business combination. Such representations and warranties may include (i) the agreement of the target company to make all necessary filings and to take all other steps necessary to remain a reporting company under the Exchange Act (ii) imposing certain restrictions on the timing and amount of the issuance of additional free-trading stock, including stock registered on Form S-8 or issued pursuant to Regulation S and (iii) giving assurances of ongoing compliance with the Securities Act, the Exchange Act, the General Rules and Regulations of the Securities and Exchange Commission, and other applicable laws, rules and regulations.

         A prospective target company should be aware that the market price and trading volume of the Company's securities, when and if listed for secondary trading, may depend in great measure upon the willingness and efforts of successor management to encourage interest in the Company within the United States financial community. The Company does not have the market support of an underwriter that would normally follow a public offering of its securities. Initial market makers are likely to simply post bid and asked prices and are unlikely to take positions in the Company's securities for their own account or customers without active encouragement and a basis for doing so. In addition, certain market makers may take short positions in the Company's securities, which may result in a significant pressure on their market price. The Company may consider the ability and commitment of a target company to actively encourage interest in the Company's securities following a business combination in deciding whether to enter into a transaction with such company.

         A business combination with the Company separates the process of becoming a public company from the raising of investment capital. As a result, a business combination with the Company normally will not be a beneficial transaction for a target company whose primary reason for becoming a public company is the immediate infusion of capital. The Company may require assurances from the target company that it has or that it has a reasonable belief that it will have sufficient sources of capital to continue operations following the business combination. However, it is possible that a target company may give such assurances in error, or that the basis for such belief may change as a result of circumstances beyond the control of the target company.

         Prior to completion of a business combination, the Company may require that it be provided with written materials regarding the target company containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 75 days following completion of a business combination; and other information deemed relevant.

COMPETITION

         The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

ITEM 3.           DESCRIPTION OF PROPERTY

         The Company has no properties and at this time has no agreements to acquire any properties. The Company currently uses the offices of BAC Consulting Corporation at no cost to the Company. BAC Consulting Corporation has agreed to continue this arrangement until the Company completes a business combination.

ITEM 4.          SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

                                            Amount of
Name and Address                            Beneficial              Percentage
of Beneficial Owner                         Ownership                 of Class
-------------------                         ---------                 --------

BAC Consulting Corporation (1)              5,000,000               100%
19900 MacArthur Boulevard
Suite 660
Irvine, California 92612

Tim T. Chang (1) (2)                        5,000,000               100%
19900 MacArthur Boulevard
Suite 660
Irvine, California 92612


Patrick R. Boyd        (1) (2)              5,000,000               100%
19900 MacArthur Boulevard
Suite 660
Irvine, California 92612

All Executive Officers and                  5,000,000               100%
Directors as a Group (2 Persons)

         (1) Mr. Chang and Mr. Boyd are each a shareholder and a director and officer of BAC Consulting Corporation. BAC Consulting Corporation has agreed to provide certain assistance to the Company in locating potential target companies, and to pay all costs of the Company until a business combination, without reimbursement. See "PLAN OF OPERATION General Business Plan".

         (2) As a controlling shareholder, a director and an officer of BAC Consulting Corporation, Mr. Chang and Mr. Boyd are deemed to be the beneficial owners of the common stock of the Company owned by BAC Consulting Corporation.

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The Company has two Directors and two Officers as follows:

         Name               Age     Positions and Offices Held
         ----               ---     --------------------------

         Tim T. Chang       34      Chief Executive Officer, Director

         Patrick R. Boyd    37      Secretary, Chief Financial Officer, Director

         There are no agreements or understandings for the officers or directors to resign at the request of another person and the above-named officers and directors are not acting on behalf of nor will act at the direction of any other person.

         Set forth below are the names of the directors and officers of the Company, all positions and offices with the Company held, the period during which he has served as such, and the business experience during at least the last five years:

         Tim T. Chang, President, Chief Executive Officer, Director. Born in Taipei, Taiwan, in December 1965, Mr. Chang studied electrical engineering for three years in college and received a B.A. degree in international relations from the University of Southern California. Mr. Chang received his Juris Doctor degree from the McGeorge School of Law, and was admitted to the California Bar. Mr. Chang is also admitted to practice before the Central District of the United States District Court, the United States Tax Court and the United States Court of International Trade. He has been an officer and director of the Company since February 16, 2000. Mr. Chang has been a partner in the firm of Boyd & Chang, LLP since 1996. From 1994 to 1996 Mr. Chang was an associated with the firm of Cummins & White, LLP, in Newport Beach, California.

         Patrick R. Boyd, Chief Financial Officer, Secretary,  Director. Patrick
R. Boyd was born in Laguna Beach, California in 1963. Mr. Boyd received his Bachelors of Arts in Economics from the University of Southern California in 1985, and his Juris Doctor from Pepperdine University Law School in 1988. Since 1996, Mr. Boyd has been a partner in the law firm of Boyd and Chang, LLP, in Irvine, California, specializing in corporate finance and transactional law. Prior to joining Boyd & Chang, Mr. Boyd was an attorney with the Newport Beach law firm of Cummins & White, LLP. Mr. Boyd has been a member of the State Bar of California since 1988.

     CURRENT  BLANK CHECK  COMPANIES

The following chart summarizes certain information concerning recent blank check companies with which Mr. Chang and Mr. Boyd are or have been involved which filed a registration statement on Form 10-SB

                  Registration
                  Form/Effective
Corporation       Date/File Number     Status
-----------       ----------------     ------

Exodus
Acquisition
Corporation(1)    Form 10-SB           Has not entered into agreement for
                  Not yet effective    for a business combination

(1) Mr. Chang and Mr. Boyd are the only directors. Mr. Chang is the President, and Mr. Boyd is the Chief Financial Officer and Secretary. Both are beneficial shareholders.

         Tim T. Chang, the Chief Executive Officer (president) of the Company, and Patrick R. Boyd, the Company's Chief Financial Officer and Secretary are currently involved with the formation of other blank check companies, and involved in creating additional companies similar to this one. The initial business purpose of each of these companies is to engage in a business combination with an unidentified company or companies and each were or will be classified as a blank check company until completion of a business combination.

         Generally target companies will be located for the Company and other identical blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, certain blank check companies may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, preference of a certain blank check company name by management of the target company, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation.

CONFLICTS OF INTEREST

         Tim T. Chang and Patrick R. Boyd, the Company's only officers and directors, expect to organize other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. In addition, insofar as Mr. Chang and Mr. Boyd are engaged in other business activities, they may devote only a portion of their time to the Company's affairs.

         A conflict may arise in the event that another blank check company with which Mr. Boyd and Mr. Chang are affiliated also actively seeks a target company. It is anticipated that target companies will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, other blank check companies may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation. However, Mr. Boyd and Mr. Chang's beneficial and economic interest in all blank check companies with which they are currently involved will be identical.

         Mr. Boyd and Mr. Chang are the principals of the Irvine, California law firm of Boyd & Chang, LLP. As such, demands may be placed on the time of Mr. Boyd and Mr. Chang which will detract from the amount of time they are able to devote to the Company. Mr. Chang and Mr. Boyd intend to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Mr. Chang and Mr. Boyd would not attend to other matters prior to those of the Company. Mr. Chang and Mr. Boyd estimate that the business plan of the Company can be implemented in theory by devoting approximately 10 to 25 hours per month over the course of several months but such figure cannot be stated with precision.

         Mr. Chang is the Chief Executive Officer and Mr. Boyd is the Secretary and Chief Financial Officer and each are directors and a controlling shareholders of BAC Consulting Corporation, a California corporation, which is the sole shareholder of the Company. At the time of a business combination, some or all of the shares of common stock owned by BAC Consulting Corporation may be purchased by the target company or retired by the Company. The amount of common stock sold or continued to be owned by BAC Consulting Corporation cannot be determined at this time.

         The terms of business combination may include such terms as Mr. Chang or Mr. Boyd remaining as directors or officers of the Company and/or the continuing securities or other legal work of the Company being handled by the law firm of which Mr. Boyd and Mr. Chang are the principals. The terms of a business combination may provide for a payment by cash or otherwise to BAC Consulting Corporation for the purchase or retirement of all or part of its common stock of the Company by a target company or for services rendered incident to or following a business combination. Mr. Chang or Mr. Boyd would directly benefit from such employment or payment. Such benefits may influence Mr. Chang and Mr. Boyd's choice of a target company.

         The Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management of the Company or any affiliates or associates have any interest, direct or indirect.

         There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company.

INVESTMENT COMPANY ACT OF 1940

         Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading insecurities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Act would subject the Company to material adverse consequences.

ITEM 6.  EXECUTIVE COMPENSATION.

         The Company's officers and directors do not receive any compensation for their services rendered to the Company, have not received such compensation in the past, and are not accruing any compensation pursuant to any agreement with the Company. However, Mr. Boyd and Mr. Chang, the officers and directors of the Company anticipate receiving benefits as a beneficial shareholders of the Company, as the officers and directors and controlling shareholders of BAC Consulting Corporation and, possibly, as principals of Boyd & Chang, LLP, which may perform legal services for the Company after the business combination. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS Conflicts of Interest".

         No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         The Company has issued a total of 5,000,000 shares of common stock to the following persons for a total of $2,000 in cash:

Name                              Number of Total Shares        Consideration

BAC Consulting Corporation        5,000,000                           $2,000

         Mr. Chang is the Chief Executive Officer, a director, and a controlling shareholder of BAC Consulting Corporation. Mr. Boyd is the Secretary, Chief Financial Officer, a director and a controlling shareholder of BAC Consulting Corporation. With respect to the sales made to BAC Consulting Corporation, the Company relied upon the exemption from registration for offer and sales exclusively within one state, Section 4(2) of the Securities Act of 1933, as amended (the"Securities Act") and Rule 506 promulgated thereunder.

ITEM 8.  DESCRIPTION OF SECURITIES.

         The authorized capital stock of the Company consists of 50,000,000 shares of common stock, no par value, of which there are 5,000,000 issued and outstanding. The following statements relating to the capital stock set forth the material terms of the Company's securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Articles of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

         Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock are entitled to cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

         Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

DIVIDENDS

         Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

TRADING OF SECURITIES IN SECONDARY MARKET

         The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of the Company's common stock in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

         Following a business combination, a target company will normally wish to cause the Company's common stock to trade in one or more United States securities markets. The target company may elect to take the steps required for such admission to quotation following the business combination or at some later time.

         In order to qualify for listing on the Nasdaq Small Cap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq Small Cap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

         If, after a business combination, the Company does not meet the qualifications for listing on the Nasdaq Small Cap Market, the Company may apply for quotation of its securities on the OTC Bulletin Board. In certain cases the Company may elect to have its securities initially quoted in the "pink sheets" published by the National Quotation Bureau, Inc.

         To have its securities quoted on the OTC Bulletin Board a company must:

         (1)      be a company that reports its current financial information to
the  Securities  and  Exchange  Commission,   banking  regulators  or  insurance
regulators;

         (2) have at least one market maker who completes and files a Form 211 with NASD Regulation, Inc.

         The OTC Bulletin Board is a dealer-driven quotation service. Unlike the Nasdaq Stock Market, companies cannot directly apply to be quoted on the OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements. Any equity security of a reporting company not listed on the Nasdaq Stock Market or on a national securities exchange is eligible.

         In general there is greatest liquidity for traded securities on the Nasdaq Small Cap Market, less on the NASD OTC Bulletin Board, and least through quotation by the National Quotation Bureau, Inc. on the "pink sheets". It is not possible to predict where, if at all, the securities of the Company will be traded following a business combination.

TRANSFER AGENT

         Atlas Stock Transfer, Salt Lake City, Utah, will act as transfer agent for the common stock of the Company.

                                     PART II

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         (A) MARKET PRICE. There is no trading market for the Company's common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

         The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

                  (i) that a broker or dealer approve a person's account for transactions in penny stocks and

                  (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

         In order to approve a person's account for transactions in penny stocks, the broker or dealer must.

                  (i)      obtain    financial    information   and   investment
experience and objectives of the person; and

                  (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

         The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form,

                  (i) sets forth the basis on which the broker or dealer made the suitability determination and

                  (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

         Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

         (B) HOLDERS. There is one holder of the Company's common stock. The issued and outstanding shares of the Company's common stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933, and Rule 506 promulgated thereunder, and the exemption available for an entirely intrastate offering.

         (C) DIVIDENDS. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2. LEGAL PROCEEDINGS. There is no litigation pending or threatened by or against the Company.

ITEM 3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS  ON  ACCOUNTING  AND
FINANCIAL DISCLOSURE. The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES. During the past three years, the Company has sold securities which were not registered as follows:

                                                    Number of
Date                  Name                          Shares        Consideration
----                  ----                          ------        -------------

February 21, 2000     BAC Consulting Corporation    5,000,000     $2,000

         Mr. Boyd and Mr. Chang are the only officers, directors and controlling shareholders of BAC Consulting Corporation. With respect to the sales made to BAC Consulting Corporation, the Company relied upon Section4(2) of the Securities Act of 1933, as amended and Rule 506 promulgated there under and the exemption from registration available for an entirely intra state offering.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS. The General Corporation Law of the State of California provides that articles of incorporation may contain a provision limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of duty as director provided that such provision shall not eliminate or limit the liability of a director (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of the law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing the director's duties, of a risk of serious injury to the corporation or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders, (vi) with regard to contracts or obligations described under Section 310 of the California Corporations Code, as amended or (vii) under Section 316 of the California Corporations Code. Additionally, the foregoing limitation of liability shall not limit the liability of a director for any act or omissions occurring prior to the date when this provision becomes effective and this limitation of liability shall not eliminate or limit the liability of an officer for any act or omission as an officer for any act or omission as an officer, notwithstanding that the officer is also a director or that his or her actions, if negligent or improper have been ratified by the directors.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

FINANCIAL STATEMENTS. Set forth below are the audited financial statements for the Company for the period ended March 15, 2000. The following financial statements are attached to this report and filed as a part thereof.

                         FIGHTON SUCCESSION CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
                              AS OF MARCH 15, 2000

                         FIGHTON SUCCESSION CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                                    CONTENTS
                                    --------

PAGE      1    INDEPENDENT AUDITORS' REPORT

PAGE      2    BALANCE SHEET AS OF MARCH 15, 2000

PAGE      3    STATEMENT OF OPERATIONS FOR THE PERIOD FROM FEBRUARY 17, 2000
               (INCEPTION) TO MARCH 15, 2000

PAGE      4    STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE PERIOD FROM
               FEBRUARY 17, 2000 (INCEPTION) TO MARCH 15, 2000

PAGE      5    STATEMENT OF CASH FLOWS FOR THE PERIOD FROM FEBRUARY 17, 2000
               (INCEPTION) TO MARCH 15, 2000

PAGES 6 - 8    NOTES TO FINANCIAL STATEMENTS AS OF MARCH 15, 2000

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of:
 Fighton Succession Corporation
 (A Development Stage Company)

We have audited the accompanying balance sheet of Fighton Succession Corporation (a development stage company) as of March 15, 2000 and the related statements of operations, changes in stockholder's equity and cash flows for the period from February 17, 2000 (inception) to March 15, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Fighton Succession Corporation (a development stage company) as of March 15, 2000, and the results of its operations and its cash flows for the period from February 17, 2000 (inception) to March 15, 2000 in conformity with generally accepted accounting principles.

                                                     WEINBERG & COMPANY, P.A.



Boca Raton, Florida
March 20, 2000

                         FIGHTON SUCCESSION CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                              AS OF MARCH 15, 2000
                              --------------------



                                     ASSETS
                                     ------

Cash                                               $ 2,000
                                                   -------

TOTAL ASSETS                                       $ 2,000
                                                   =======


                      LIABILITIES AND STOCKHOLDER'S EQUITY
                      ------------------------------------

LIABILITIES

   Accounts payable                                $   750
                                                   -------


STOCKHOLDER'S EQUITY

   Common Stock, no par value, 50,000,000 shares
    authorized, 5,000,000 issued and outstanding     2,000
   Additional paid-in capital                          358
   Deficit accumulated during development stage     (1,108)
                                                   -------

    Total Stockholder's Equity                       1,250
                                                   -------

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY         $ 2,000
                                                   =======


                 See accompanying notes to financial statements

                         FIGHTON SUCCESSION CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                             -----------------------

                                         February 17, 2000
                                     (Inception) to March 15,
                                               2000

                                     --------------------------

Income                            $                      -

Expenses

   Legal fees                                             750
   Organization expense                                   358
                                     --------------------------

     Total expenses                                     1,108
                                     --------------------------

NET LOSS                          $                    (1,108)
                                     ==========================





                 See accompanying notes to financial statements

                         FIGHTON SUCCESSION CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
                FOR THE PERIOD FROM FEBRUARY 17, 2000 (INCEPTION)
                                TO MARCH 15, 2000
                                -----------------

                                                                              DEFICIT
                                                                              ACCUMULATED
                                           COMMON STOCK          ADDITIONAL   DURING
                                              ISSUED             PAID-IN      DEVELOPMENT
                                       SHARES       AMOUNT       CAPITAL      STAGE          TOTAL
                                     ---------    ---------      ---------    ---------    ---------
Common Stock Issuance                5,000,000    $   2,000      $    --      $    --      $   2,000

Fair value of expenses contributed        --           --              358         --            358

Net loss for the period ended
    March 15, 2000                        --           --             --         (1,108)      (1,108)
                                     ---------    ---------      ---------    ---------    ---------

BALANCE, MARCH 15, 2000              5,000,000    $   2,000      $     358    $  (1,108)   $   1,250
                                     =========    =========      =========    =========    =========




                 See accompanying notes to financial statements

                         FIGHTON SUCCESSION CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                             -----------------------

                                                             February 17, 2000
                                                            (Inception) to March
                                                                  15, 2000
                                                            --------------------

CASH FLOWS FROM OPERATING
 ACTIVITIES:

Net loss                                                                 (1,108)
   Adjustment to reconcile net loss to net cash
    used by operating activities
    Increase in accounts payable                                            750
    Capitalized expenses                                                    358
                                                           ---------------------

   Net cash used by operating activities                                     -
                                                           ---------------------

CASH FLOWS FROM INVESTING
 ACTIVITIES                                                                  -
                                                           ---------------------

CASH FLOWS FROM FINANCING
 ACTIVITIES:

   Proceeds from issuance of common stock                                 2,000
                                                           ---------------------

   Net cash provided by financing activities                              2,000
                                                           ---------------------

INCREASE IN CASH AND CASH
 EQUIVALENTS                                                              2,000

CASH AND CASH EQUIVALENTS -
 BEGINNING OF PERIOD                                                         -
                                                           ---------------------

CASH AND CASH EQUIVALENTS - END OF
 PERIOD                                                                   2,000
                                                           =====================



                 See accompanying notes to financial statement.

                         FIGHTON SUCCESSION CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF MARCH 15, 2000
                              --------------------

   NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   --------------------------------------------------

              A  Organization and Business Operations
              ---------------------------------------

                  Fighton Succession Corporation (a development stage company) ("the Company") was incorporated in California on February 17, 2000 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. At March 15, 2000, the Company had not yet commenced any formal business operations, and all activity to date relates to the Company's formation and proposed fund raising. The Company's fiscal year end is December 31.

                  The Company's ability to commence operations is contingent upon its ability to identify a prospective target business and raise the capital it will require through the issuance of equity securities, debt securities, bank borrowings or a combination thereof.

              B  Use of Estimates
              -------------------

                  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              C  Cash and Cash Equivalents
              ----------------------------

                  For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

                         FIGHTON SUCCESSION CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF MARCH 15, 2000
                              --------------------


              D Income Taxes
              --------------

                  The Company accounts for income taxes under the Financial Accounting Standards Board of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no current or deferred income tax expense or benefits due to the Company not having any material operations for the period ended March 15, 2000.

   NOTE 2  STOCKHOLDER'S EQUITY
   ----------------------------

               A Common Stock
               --------------

                  The Company is authorized to issue 50,000,000 shares of common stock with no par value. The Company issued 5,000,000 shares of its common stock to BAC Consulting Corporation ("BAC") for an aggregate consideration of $2,000.

               B Additional Paid-In Capital
               ----------------------------

                  Additional paid-in capital at March 15, 2000 represents the fair value of the amount of organization costs incurred by BAC on behalf of the Company. (See Note 3)

                         FIGHTON SUCCESSION CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              AS OF MARCH 15, 2000
                              --------------------

   NOTE 3 AGREEMENTS
   -----------------

               (A) Consulting
               --------------

                  On February 21, 2000, the Company signed an agreement with BAC, a related entity (See Note 4). The Agreement calls for BAC Consulting Corporation to provide the following services, without reimbursement from the Company, until the Company enters into a business combination as described in Note 1A:

                  1.  Preparation and filing of required documents with the
                        Securities and Exchange Commission.
                  2.  Location and review of potential target companies.
                  3.  Payment of all corporate, organizational, and other costs incurred by the Company.

               (B) Legal
               ---------

                  On March 10, 2000, the Company signed an agreement with Boyd and Chang, LLP, a related entity (see Note 4). The agreement calls for Boyd and Chang, LLP to provide legal services at standard rates and provide secretarial and office support at a flat rate of $250 per month.

   NOTE 4  RELATED PARTIES
   -----------------------

                  Legal counsel to the Company is a firm owned by the directors of the Company who also owns a controlling interest in the outstanding stock of BAC. (See Note 3)

                                    PART III

ITEM 1.  INDEX TO EXHIBITS.

EXHIBIT NUMBER                     DESCRIPTION

         3.1                       Articles of Incorporation

         3.2                       Bylaws

         3.3                       Specimen stock certificate

         10.1                      Engagement Agreement with Boyd & Chang, LLP

         10.2                      Agreement with BAC Consulting Corporation

         23.1                      Consent of Accountants

         27                        Financial Data Schedule

                                    SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                        FIGHTON SUCCESSION CORPORATION
                                        By: /s/ Tim T. Chang
                                        --------------------
                                        Tim T. Chang, Chief Executive Officer
March 20, 2000


                                       21